WIDESCOPE RESOURCES INC.

THE ATTACHED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of November 24, 2008

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba.

As at November 24, 2008 the Company’s owns 65.42% of the common shares of PFG.

PFG has been exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Eduard Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

Following the recommendations of the May 2006 Qualifying Report — during the summer of 2006 an exploration program was completed under PFG’s direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. Approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis. Subsequent to the year-end the Company has received the detailed geologist’s maps, data and assay results. Review of these materials plus the detailed report of the activities, findings and recommendations are under review by the Company.

The Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba. However, its exploration to date has failed to immediately delineate the indicators required to step-up to a drilling program. Further groundwork will be required to elevate the status of the claims to drill-ready. With the recent worldwide surge in exploration activity finding qualified experts to lead an exploration effort has become increasingly more difficult. The Company’s ability to conduct an active exploration program this summer will depend on the availability of qualified contractors to perform such duties.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired by way of the acquisition of Outback Capital Inc., interests in various mineral claims in Manitoba providing the right to explore. The Company had a working capital deficit of $95,660 at September 30, 2008 and has incurred substantial losses to date. The Company may require additional funding to meet its obligations and the costs of its operations.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

The company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	Years ended December 31
	2007	2006	2005
Total revenues	$—	9,689	—
Net loss	$(49,759)	(37,147)	(54,804)
Loss per share from continued operations	$0.00	0.00	0.01
Share capital per Canadian GAAP	$13,649,333	13,649,333	13,499,333
Common shares issued	10,883,452	10,883,452	9,883,452
Weighted average shares outstanding per Canadian GAAP	10,883,452	10,383,452	9,084,049
Total assets	$418,294	443,765	218,438
Net assets (liabilities)	$239,313	289,072	176,219
Cash dividends declared per common shares	$—	—	—
Exchange rates (Cdn$ to U.S.$) period average	$0.9304	0.8818	0.8253

Overview
With the acquisition of PFG effective June 30, 2006, the Company’s primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charges PFG a modest management fee to offset its reciprocal efforts to coordinate PFG’s affairs. This activity is largely carried out by the directors and large shareholders at their own expense. The Company’s management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates some revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations
Historically — the Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having significant operating and overhead expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. Prior to the the acquisition of PFG — the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing. With the June 30, 2006 completion of the PFG acquisition the Companies expenses are now more heavily weighted in favour of the exploration work and analysis being carried out on the properties by PFG.

With the PFG acquisition the Company expects to report additional significant expenses related to the exploration activities undertaken in the area of Bissett, Manitoba.

Fluctuations in Results
The Company’s annual operating results fluctuate, but very little. Historically revenues were solely derived from consulting activities which are not core to the Company’s focus. Revenues fluctuated greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. With the June 30, 2006 completion of the PFG acquisition the Company’s revenues were derived from management fees charged to PFG prior to the acquisition. From July 2006 forward, these fees have been eliminated upon consolidation.

With the PFG acquisition the Company anticipates expenses to rise significantly due to exploration activities. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America. In previous years expenses fluctuated on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Liquidity and Capital Resources
Since the Company is organized in Canada, the Company’s September 30, 2008 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at September 30, 2008, the Company had accumulated losses totaling $13,514,608. The Company had a working capital deficit of $95,660 at September 30, 2008. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at September 30, 2008 the Company had cash and equivalents of $55,210.

Selected Financial Data [Quarterly — unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	9/30/2008	6/30/2008	3/31/2008	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
Total revenues	$0	0	0	0	0	0	0	9,689
Net loss	$(5,152)	(21,406)	(24,686)	(12,741)	(7,350)	(18,593)	(11,075)	(9,660)
Income (loss) per share from continued operations	$(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Share capital per Canadian GAAP	$13,649,333	13,649,333	13,649,333	13,649,333	13,649,333	13,649,333	13,649,333	13,649,333
Common shares issued	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452
Weighted average shares outstanding per Canadian GAAP	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,383,452
Total assets	$405,573	406,093	409,773	418,294	434,165	437,340	444,125	443,765
Net assets (liabilities)	$188,069	193,221	214,627	239,313	252,054	259,404	277,997	289,072
Cash dividends declared per common shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the investment disclosed herein with Pinefalls Gold will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements.

Table of Contractual Obligations

Contractual Obligations:	Payments Due by Period

None	N/A

Related Party Transactions
During the nine months ended September 30, 2008, a company in which a director has an interest charged the Company $18,000 (2007: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $105,755 is included in accounts payable and accrued liabilities at September 30, 2008.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Critical Accounting Estimates
There are no critical accounting estimates.

Changes in Accounting Policies
As a result of the acquisition of PFG, the Company now has mineral property assets on its balance sheet and accordingly, the Company’s accounting policies now include accounting for mineral properties.  Adoption of the new policy was done prospectively from July 1, 2006. The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The initial adoption of this policy had no impact on the company’s financial condition, changes in financial condition and results of operations. There exist no policy alternatives to this type of asset treatment.

Disclosure Controls and Procedures Over Financial Reporting
Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended September 30, 2008.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of September 30, 2008 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Share Capital Data
The following table sets forth the Company’s share capital data as at November 24, 2008:

Common Shares
-issued & outstanding	10,883,452

Preferred Shares -issued & outstanding	604,724

Warrants	1,560,333	Expiry: Dec 5, 2008	Exercise price: $0.18

Further Information
Additional information about the Company is available at the Canadian disclosure website www.sedar.ca